UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER, S.A. C.N.P.J. No. 05.707.616/0001-10 Foreign Company CVM No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ/MF No. 90.400.888/0001-42 Publicly-Held Company CVM No. 20532

MATERIAL FACT

Banco Santander, S.A. (“Santander Spain”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) on the date hereof have disclosed to the market an amendment to the Public Notice (edital) of the Voluntary Public Exchange Offer, which contemplates the exchange of shares (“Shares”) and units (“Units”) of Santander Brasil for Brazilian Depositary Receipts, representing ordinary shares of Santander Spain (“BDRs”).  The amendment increases the exchange ratio from 0.70 BDRs to 0.7152 BDRs for each Unit and from 0.35 BDRs to 0.3576 BDRs for each Share, either common or preferred, to reflect the Santander Spain scrip dividend declared on the date hereof with a record date of October 17.  The Auction is still expected to be held at 1:00 p.m. (São Paulo time) on October 30, 2014.

São Paulo, October 16, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Head of Investor Relationship Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 16, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer